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                                                                Exhibit (a) (20)





           [Wallace News Release Letterhead]

           FOR IMMEDIATE RELEASE

           WALLACE ACCEPTS GRAPHIC INDUSTRIES SHARES IN TENDER OFFER

           Lisle, Ill., Monday, November 3, 1997 -- Wallace Computer Services, Inc. (NYSE:WCS) today announced that it has accepted shares tendered pursuant to its offer for all outstanding shares of common stock of Graphic Industries, Inc.
           (NYSE:GII).

                Wallace has been advised by SunTrust Bank, Atlanta, the depositary for the offer, that as of midnight, New York City time, on Friday, October 31, 1997, approximately 8,420,765 shares of Graphic Industries common stock (approximately 58% of the outstanding shares on a fully diluted basis) had been validly tendered and not withdrawn pursuant to the offer. The tendered shares will be purchased by a Wallace subsidiary.

                Pursuant to the terms of the Stockholder Agreement with Mark C. Pope III, the Wallace subsidiary will also purchase 4,303,092 shares of Class B common stock (representing approximately 30% of the outstanding shares on a fully diluted basis) from Mr. Pope. Following this purchase, which is expected to occur simultaneously with the purchase of the tendered shares, any shares of Class B common stock that remain outstanding will automatically be converted into shares of common stock pursuant to the terms of Graphic Industries' articles of incorporation.







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Wallace Accepts Graphic Industries Shares in Tender Offer
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     It is expected that the Wallace subsidiary will be merged into Graphic
Industries, with each share of Graphic Industries not purchased in the tender offer or pursuant to the Stockholder Agreement being converted into the right to receive $21.75 in cash. The aggregate number of tendered shares and shares of Class B common stock being purchased by the Wallace subsidiary is sufficient to approve the merger. The merger is expected to be effective before the end of 1997.

     Wallace is recognized as the leader in forms and consumable supplies management services, and is one of the nation's largest manufacturers and distributors of information management products. The company is headquartered in Lisle, Illinois, with manufacturing, distribution and sales facilities throughout the United States.